UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 13, 2024

BELLEVUE LIFE SCIENCES ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-41390	84-5052822
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10900 NE 4th Street, Suite 2300, Bellevue, WA	98004
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (425) 635-7700

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock, one redeemable warrant and one right	BLACU	The Nasdaq Stock Market LLC
Common stock, par value $0.0001 per share	BLAC	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share	BLACW	The Nasdaq Stock Market LLC
Right to receive one-tenth (1/10) of one share of common stock	BLACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure

On May 13, 2024, Bellevue Life Sciences Acquisitions Corp. (“BLAC”) issued the press release which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Current Report on Form 8-K furnished pursuant to Item 7.01, including Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section, and it shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing. By filing this Current Report on Form 8-K and furnishing this information pursuant to Item 7.01, BLAC makes no admission as to the materiality of any information in this Current Report on Form 8-K, including Exhibit 99.1, that is required to be disclosed solely by Regulation FD.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Press Release

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 13, 2024

BELLEVUE LIFE SCIENCES ACQUISITION CORP.

By:	/s/ Kuk Hyoun Hwang
Name: Kuk Hyoun Hwang
Title: Chief Executive Officer

EXHIBIT 99.1

Bellevue Life Sciences Acquisitions Corp. Reminds Stockholders to Vote in Favor of Extension at May 14, 2024 Stockholder Meeting

Bellevue, WA—May 13, 2024—As previously announced, on May 10, 2024, Bellevue Life Sciences Acquisitions Corp. (Nasdaq: BLAC) (“BLAC”) convened a special meeting of stockholders (the “Special Meeting”), adjourned the Special Meeting without any business being conducted, and announced that the Special Meeting will be reconvened at 9:00 a.m. Pacific time on Tuesday, May 14, 2024, at 925 Fourth Avenue, Suite 2900, Seattle, WA 98104. At the reconvened Special Meeting, stockholders will consider and vote upon the matters described in BLAC’s definitive proxy statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 26, 2024 (the “Proxy Statement”).

BLAC encourages stockholders to vote in favor of the proposal to extend the date by which BLAC has to consummate a business combination from May 14, 2024 to November 14, 2024 (the “Extension Amendment Proposal”) at its Special Meeting. The purpose of the Extension Amendment Proposal is to allow BLAC more time to complete its previously announced business combination with OSR Holdings Co., Ltd. (“OSR Holdings”), a global healthcare holding company based in South Korea. Stockholders are not being asked to vote on the proposed business combination at this time.

Should BLAC not receive votes representing at least 65% of its outstanding shares, it will need to commence the liquidation process and stockholders will be unable to capitalize on the potential opportunity presented by the business combination with OSR Holdings.

Every stockholder’s vote is important, regardless of the number of shares the stockholder holds. BLAC requests that each stockholder promptly submit its proxy votes electronically or by telephone (if those options are available to you) in accordance with the instructions on the enclosed proxy card or voting instruction card.

BLAC strongly recommends that stockholders submit their proxies electronically or by telephone by 11:59p.m. ET on May 13, 2024, the day before the Special Meeting, to ensure that their shares will be represented at the Special Meeting. Further instructions on how to vote stockholder shares are in the proxy materials that were mailed to stockholders on or about April 30, 2024 in connection with the Special Meeting.

If stockholders have any questions or need assistance voting their shares, please contact Advantage Proxy, BLAC’s proxy solicitor, by calling toll-free at 1-877-870-8565 or collect at 1-206-870-8565 or by email to ksmith@advantageproxy.com.

Reversal of Redemption Requests

In light of the adjournment of the Special Meeting, any stockholder who has previously tendered its shares for redemption and now decides that it does not want to redeem its shares, the stockholder may still withdraw the tender. If you delivered your shares for redemption to the transfer agent and decide prior to the vote at the Special Meeting (now scheduled for 9:00 a.m. Pacific time on May 14, 2024) not to redeem your public shares, you may request that the transfer agent return the shares (physically or electronically). You may make such request by contacting the transfer agent at:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor,

New York, New York 10004,

Attn: SPAC Redemption Team

E-mail: spacredemptions@continentalstock.com

Forward-Looking Statements

This press release contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding BLAC’s financial position, business strategy and the plans and objectives of management for future operations, including as they relate to a business combination. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. They involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of BLAC to be materially different from any future results, performance or achievements expressed or implied by these statements. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this press release, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When BLAC discusses its strategies or plans, including as they relate to a business combination, it is making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, BLAC’s management. Actual results and stockholders’ value will be affected by a variety of risks and factors, including, without limitation, international, national and local economic conditions, merger, acquisition and business combination risks, financing risks, geo-political risks, acts of terror or war, and those risk factors described under “Item 1A. Risk Factors” of BLAC’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2024, in the section titled “Risk Factors” contained in our prospectus dated February 9, 2023, and in other reports BLAC files with the SEC. Many of the risks and factors that will determine these results and stockholders’ value are beyond BLAC’s ability to control or predict.

All such forward-looking statements speak only as of the date of this press release. BLAC expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in BLAC’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. All subsequent written or oral forward-looking statements attributable to us or persons acting on BLAC’s behalf are qualified in their entirety by this “Forward-Looking Statements” section.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

BLAC and its directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of BLAC in favor of the approval of the proposals as described in the Proxy Statement. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of BLAC’s directors and officers in the Proxy Statement, which may be obtained free of charge from the sources indicated above.

BLAC, OSR Holdings, and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of BLAC stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of BLAC’s directors and officers in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on April 17, 2024, and its registration statement on Form S-1 for its initial public offering. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to BLAC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of BLAC’s and OSR Holdings’ equity holders and participants in the solicitation, which may, in some cases, be different than those of BLAC’s and OSR Holdings’ equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Additional Information and Where to Find It

BLAC urges investors, stockholders and other interested persons to read the Proxy Statement as well as other documents filed by BLAC with the SEC, because these documents will contain important information about BLAC and the Extension Amendment Proposal. Stockholders may obtain copies of the Proxy Statement, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Advantage Proxy, Inc., P.O. Box 10904, Yakima, WA 98909, Attn: Karen Smith.

BLAC will prepare a proxy statement/prospectus to be filed with the SEC and mailed to BLAC’s stockholders. BLAC and OSR Holdings urge investors and other interested persons to read, when available, the proxy statement/prospectus prepared for the proposed business combination, as well as other documents filed by BLAC with the SEC, because these documents will contain important information about the proposed business combination. Such persons can also read BLAC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and its registration statement on Form S-1 for its initial public offering, all as filed with the SEC for more information about BLAC and the security holdings of its officers and directors and their respective interests as security holders in the consummation of the transactions described herein. The proxy statement/prospectus for the proposed business combination, once available, and BLAC’s other reports can be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Contact:

Kuk Hyoun Hwang

Chief Executive Officer

Bellevue Life Sciences Acquisitions Corp.

group@bellevuecm.com